UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE l3D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.    )*

ASTA FUNDING, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

0462220109
(CUSIP Number)

Mitchell Herman Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, New Jersey 07632 (201) 567-5648	with a copy to: Alan Wovsaniker Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 (973) 597-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 0462220109

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):
GMS Family Investors LLC
20-0057201

2)	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	(b)

3)	SEC Use Only

4)	Source of Funds (See Instructions):	Not applicable.

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	Not applicable.

6)	Citizenship or Place of Organization: Delaware, USA

	Number of	7)	Sole Voting Power: 881,000*
	Shares Beneficially	8)	Shared Voting Power: 0
	Owned by
	Each Reporting	9)	Sole Dispositive Power: 881,000*
	Person With:	10)	Shared Dispositive Power: 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	881,000*

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	Not applicable.

13)	Percent of Class Represented by Amount in Row (11):	21.4%

14)	Type of Reporting Person (See Instructions):	OO

* Represents 881,000 shares of common stock, par value $0.01 per share (the “Common Stock”) owned directly by GMS Family Investors LLC. Ms. Judith R. Feder is the manager of the LLC and as such has sole voting and investment power as to such shares of the Common Stock on the LLC’s behalf. Beneficial interest in the LLC is held by (i) Gary Stern, President and Chief Executive Officer of Asta Funding, Inc. (the “Issuer”) and a cousin of Ms. Feder, (ii) trusts for the benefit of the children Gary Stern, of which Ms. Feder is the trustee, and (iii) Arthur Stern, Chairman of the Board of Directors of the Issuer and an uncle of Ms. Feder.

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Item 1.   Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Asta Funding, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Item 2.   Identity and Background.

(a-c)   This Schedule 13D is filed on behalf of GMS Family Investors LLC (the “LLC”), a limited liability company organized under the laws of Delaware and with its principal office located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. The LLC’s principal business is the investment of securities for the benefit of the family members of the Gary Stern, the President and Chief Executive Officer of the Issuer. The Manager of the LLC is Judith K. Feder (the “Manager”.) The Manager’s principal occupation is counsel with the law firm of Roberts & Holland LLP, which has its business address at 825 Eighth Avenue, 37th Floor, New York, New York 10019. The Manager’s residential address is 928 East 10th Street, Brooklyn, New York 11230.

(d)      During the past five years, neither the LLC nor the Manager has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      Neither the LLC nor the Manager has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither the LLC nor the Manager was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

This Schedule 13D is filed to report the LLC’s beneficial ownership of more than 5% of the Issuer’s Common Stock, which occurred on May 30, 2003. The LLC acquired 881,000 shares (21.4%) of the Common Stock as a gift from (i) Gary Stern, President and Chief Executive Officer of the Issuer (700,000 shares), (ii) Arthur Stern, Chairman of the Board of Directors of the Issuer and the father of Gary Stern (1,000 shares), and (iii) other members of the Stern family or trusts for the benefit of their issue in exchange for an equitable interest in the LLC (180,000).

Item 4.   Purpose of Transaction.

See Item 3.

Neither the LLC nor the Manager has present plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The LLC may, from time to time, purchase additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by the LLC, either in the open market or in privately negotiated transactions.

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Item 5.   Interest in Securities of the Issuer.

(a)      Based upon the information contained in the Issuer’s Registration Statement on Form S-1, as of May 19, 2003, there are issued and outstanding 4,109,483 shares of Common Stock.

(b)      The LLC is deemed to beneficially own 881,000 shares of Common Stock or 21.4% of the shares of Common Stock. The LLC has sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 881,000 shares of Common Stock.

(c)      The following table details the transaction by the LLC in the Common Stock in the past sixty (60) days:

Person Effecting Transaction	Date	Quantity	Price	Transaction Type

GMS Family Investors LLC	May 30, 2003	881,000	N/A	Acquisition

Judith R. Feder	April 3, 2003	1,000	$18.70	Disposition

(d)      Not applicable.

(e)      Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.   Materials to be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2003

Date

/s/ Judith R. Feder

Signature

GMS Family Investors LLC
10% Shareholder
By: Judith R. Feder, Manager

Name/Title

Attention: Intentional Misstatements or Omissions of Fact Constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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